

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 2, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Thermo Fisher Scientific Inc., under the Exchange Act of 1934:

- 1.750% Senior Notes due 2027

- 2.375% Senior Notes due 2032

Sincerely,